SWINGPLANE VENTURES, INC.
Alcantara 200, piso 6
Las Condes, Santiago,
Chile, 7550159

May 9, 2013

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3030

Attention:   John Reynolds
                     Assistant Director

cc:                      Pamela Howell
                           Tiffany Piland

Re: Swingplane Ventures, Inc.
Form 8-K
Filed February 25, 2013
File No. 000-54571

Dear Sirs and Madam:

In regard to your review of our filing we respond hereby provide responses and confirm that we have filed our Form 8-K/A – Amendment No. 1 on May 9, 2013:

Form 8-KFiled February 25, 2013

Item 2.01 Completion of Acquisition or Disposition of Assets, page 3

Comment:

1.           Given the voting rights of the preferred stock issued in the acquisition, please revise the secondparagraph of this section to also state the percent of the voting class held by the Mid Americasstockholders.

Response:

We have revised the second paragraph of this section to also state the percent of the voting class held by the Mid Americas stockholders.   The revision can be found in the second paragraph under “Completion of Acquisition or Disposition of Assets.”  on Page 3.

Description of Business, page 4

Comment:

2.     We note your disclosure that your wholly-owned subsidiary, Mid Americas, “has the right to acquire 75% of certain mining concessions in Chile.” Please describe the “certain mining concessions” your reference and clarify throughout your disclosure the nature of such  concessions, including whether the concessions are for exploration. Please also describe the  nature of  the 75% interest in the mining concessions that is the subject of the option. Refer to Item  101(h)(4)(vii) of Regulation S-K.

Response:

We have revised our disclosure under “Description of Business – Summary” to describe the “certain mining concessions” we reference and we have clarified throughout the document the nature of such concessions, including the disclosure in regard to the concessions being exploration and exploitation concessions.  We have also described the nature of the 75% interest in the mining concessions that is the subject of the option.   This disclosure can be found commencing on Page 4 and where required throughout the document.

Comment:

3.
Disclose all the material terms of the option agreement.  For example, clarify the “all other payments thereafter ”  due under the option agreement.  Quantify the “payment of certain property taxes to maintain the property.”

Response:

We have revised our disclosure under “Description of Business – Summary” to disclose all the material terms of the option agreement.  We have clarified “all other payments thereafter ”  due under the option agreement and  quantified the “payment of certain property taxes to maintain the property”.   This  disclosure can be found commencing  on Page5 and where required throughout the document.

Comment:

4.           We note the company was in default on the payment of $125,000 due on December1, 2012 underthe assignment agreement.  We note that on page 7 you state that the remaining fee was paid.Please clarify when this amount was paid and whether the late payment had any impact upon the option agreement.

Response:

We have provided clarification of when this amount was paid and the fact that there was no impact upon the option agreement, due to the late payment.  This disclosure can be found on page7 and where required throughout the document.

Comment:

5.	Please provide the specific dates by which the property expenditures, as discussed at the bottom of page 6, are to be expended.

Response:

We have provided the specific dates by which the property expenditures, as discussed at the bottom of page 6, are to be expended.  This disclosure can be found commencing on page 8 and where required throughout the document.

Comment:

6.	Clarify the reference at the top of page 7 to the “commencement of operations on the mining concessions by Mid Americas.”

Response:

We have clarified the reference at the top of page 7.    This disclosure can be found commencing on page 8 and where required through the document.

Comment:

7.
We note that the next requirement under the option agreement is to place $10 million in trust by April 1, 2013.  Please disclose how you plan to obtain this funding by this date. Discuss the impact on the company if you are unable to meet this requirement under the option agreement.

Response:

We have disclosed throughout the document that the Company is currently in default in regard to the $10 million to be placed in trust by April 1, 2013 and the impact on the Company if we are unable to renegotiate suitable terms with the Optionors and if we are unable to raise the funds required. This disclosure can be found commencing on page 9 and where required throughout the document.

Comment:

8.	Clarify who pays the annual fee due in March of each year until completion of the option agreement. Also, clarify the current amount of the annual fee and whether the fee has been paid for March 2013.

Response:

We have clarified that it is our requirement under the Option agreement to pay the annual fees due in March of each year and also the current amount of the annual fee and the status of payment.    This disclosure can be found commencing  on page 9 and where required throughout the document.

Comment:

9.
Please discuss in greater detail the licenses, permits or other authorizations currently required for your proposed business.  Also, discuss the status of your application to ENAMI for shipping ore. See Item 101(h)(4)(viii) of Regulation S-K. In addition, please provide the disclosure required by Item 101(h)(4)(xi) of Regulation S-K.

Response:

We have discussed in greater detail the licenses, permits or other authorizations currently required for our proposed business.  We have also discussed the status of our application to ENAMI for shipping ore.  This disclosure can be found commencing on page 11and where required throughout the document.

Comment:

10.
We note the last risk factor on page 22 regarding the anomalies in the title identified by the Chilean legal counsel.  Please provide clear disclosure regarding the anomalies in this section and expand upon the anomalies.  Clarify when such anomalies were identified, what percentage of the concessions are impacted, what actions have been taken to correct the anomalies, the impact this has upon the option agreement, whether this impacted the decision to enter into the share exchange agreement, and the impact this could have upon your proposed business. Provide clear disclosure each time you discuss the option agreement or the mining concessions.

Response:

We have provided clear and comprehensive disclosure regarding the anomalies in the title identified by our Chilean legal counsel and we have expanded upon the anomalies.  We have clarified when such anomalies were identified, what percentage of the concessions are impacted, the actions that have been taken to correct the anomalies, the impact this has upon the option agreement, and whether  this impacted the decision to enter into the share exchange agreement, and the impact this could have upon our proposed business.   The disclosure can be found on page13 and under Risk Factors on page 32.

Comment:

11.	Provide clear disclosure of the anticipated plan of exploration to determine whether to proceed with your proposed business. Discuss the estimated costs of each step and the anticipated time frame(s).

Response:

We have provided clear disclosure of the anticipated plan of exploration to determine whether to proceed with our proposed business, including a discussion of  the estimated costs of each step.   We cannot at this time detail anticipated time frame(s) due to the fact that we do not have funds to undertake such exploration, and we are renegotiating the Option Agreement with the Optionors which may change the required work programs, etc. The disclosure can be found on page 71and throughout the document where required.

Current Operations on the Property, page 7

Comment:

12.
The terms development and production have very specific meanings within Industry Guide 7 (seewww.sec.gov/about/forms/industryguides.pdf).  These words/terms reference the development stage when companies are engaged in preparing reserves for production, and the production stage when companies are engaged in commercial-scale, profit-oriented extraction of minerals.  Since you do not disclose any reserves, as defined by Industry Guide7, please remove the terms develop, development or production throughout your document, and replace this terminology, as needed, with terms such as explore or exploration.  This includes the use of the terms in the financial statement head notes and footnotes.  See Instruction 1 to paragraph (a) of Industry Guide 7.

Response:

We have removed the terms develop, development or production throughout our document, and replaced the terminology, as needed, with terms  that clearly define the status of the project as at the date of filing of this Amendment No. 1.    We have ensured the removal of all terms from the notes to our financial statements both head and footnotes where required.

Comment:

13.
We note your disclosures on page 8 that you must commence operations on the company’s Algarrobo Property in order to receive the revenue from any products shipped to ENAMI; and that the sale of high grade mineralized material to ENAMI requires a license, following a thorough review of the application for license and a review of the Property and workings for which the license is being sought.  We further note in a press release on February19, 2013 that you announced the receipt of this license is expected within a month.  Please advise us of the current status of this license and revise the disclosures in your next amendment accordingly.

Response:

We have not had confirmation from the Optionors that the ENAMI license has been granted.    Due to the requirement to commence shipments once received, the Optionors have not taken any activity that would lead to ENAMI granting the license due to the fact that the funding as required to purchase equipment to fulfill the 2,000 tons per month anticipated to be granted under the license has not occurred and therefore neither the Optionor or us would not be able to meet such terms.  We have revised the disclosures accordingly which can be found on page11and throughout the document.

Employees, page 17

Comment:

14.           Please also provide disclosure regarding the number of employees as of the date of the Form 8-K.

Response:

We do not have any employees as of the date of the filing of the Form 8-K and this Amendment No. 1.   We have revised our disclosure to be clearer as to the employees currently being employees of the Optionors and the fact that we do not currently have any employees.  This disclosure can be found on page 22 and throughout the document where required.

Comment:

15.
We note you are mining and shipping materials from your mines, but do not provide an account of your employees or the number of contractors employed on site. Please provide the number of employees and/or contractors at the end of the period, or the average for the period, for each of the last three fiscal years and for any interim period covered by your financial statements and, if possible, a breakdown of the persons employed by main category or geographic location.  Also, disclose the relationship between management and the labor unions. If your company employees a significant number of temporary employees, include disclosure of the number of temporary employees on average during the most recent fiscal year.

Response:

We do not have any employees as of the date of the filing of the Form 8-K and this Amendment No. 1.   We have revised our disclosure to be clearer as to the employees currently being employees of the Optionors and the fact that we do not currently have any employees. This disclosure can be found on page 22 and throughout the document where required.

Risk Factors, page 17

Comment:

16.
Given the status of your properties, it would be appropriate to include risk factors that address risks commonly associated with reserve estimates that are based only on a prefeasibility study.  Please address the risks associated with the following points:

-	The limited amount of drilling completed to date.
-	The process testing is limited to small pilot plants and bench scale testing.
-	The difficulty obtaining expected metallurgical recoveries when scaling up to production scale from pilot plant scale.
-	The preliminary nature of the mine plans and processing concepts.
-	The resulting preliminary operating and capital cost estimates.
-	Metallurgical flow sheets and recoveries are in development.
-	The history of pre-feasibility studies typically underestimating capital and operating costs.

Response:

We have reviewed our risk factors and where appropriate we have addressed this risks as detailed above.   This disclosure can be found on page 23 through to page28.

Comment:

17.
Please disclose whether your property has been physically examined in the field by a professional geologist or mining engineer. If not, please add a risk factor that addresses the fact that your property has not been examined, detailing the risks to your investors.

Response:

We have retained the services of a professional geologist, Richard Walker.  Mr. Walker  is registered in both British Columbia and Ontario, Canada. He has undertaken three Property visits whereby he undertook a physical examination of the Property during 2012 and 2013 for a total of 20 days on the Property. The disclosure can be found on page 5 and page 60.

Comment:

18.
Please disclose whether an officer or director has visited your claims and, if so, when and for how long. If an officer or director has not visited your claims, please add related risk factor disclosure.

Response:

Mr. Johannes Lindorfer, a director of the Company has known and visited the Property since the Optionors undertook the initial acquisition of the Property and has made numerous visits to the Property over that time.    His visits made on behalf of the Company were in December 2012 with our consulting geologist where he made two trips totally 8 days and recently in April, 2013 where he met at the property with representatives of a potential joint venture partner .   He has an indepth knowledge and understanding of the Property due to his prior relationship with the Optionors. We have included this disclosure on page 78.

Comment:

19.	Please revise the second risk factor on page 24 to clearly state those officers and directors that are located outside the United States.

Response:

We have revised the risk factor to clearly state that all of our officers and directors are located outside the United States.  This revision can be found on page 35.

Comment:

20.	Please add a risk factor regarding the going concern issue raised by the independent public accounting firm.

Response:

We have added a risk factor regarding the going concern issue raised by the independent public accounting firm.  This revision can be found on page 33.

Management’s Discussion  and Analysis of  Financial Condition and Results of Operations, page 30

Comment:

21.	Please discuss the trends, events and uncertainties that may impact your proposed business.

Response:

We have added disclosure to discuss the trends, events, and uncertainties that may impact our proposed business.  This disclosure can be found commencing on page  44.

Results of Operations for the Year Ended June 30, 2012 and for the Period from Inception until December 31,2012, page30

Comment:

22.	Please revise to also include a discussion of your results of operations and liquidity for the six months ended December 31, 2012.

Response:

We have revised to also include a discussion of our results of operations and liquidity for the six months ended December 31, 2012.   This disclosure can be found on page 43.

Liquidity and Capital Resources, page 31

Comment:

23.           Please disclose the cash balance as of a recent date.

Response:

We have revised to disclose our cash balance as of May 9, 2013.   This disclosure can be found on page 43.

Plan of Operation, page 31

Comment:

24.	Please expand your disclosure concerning the exploration plans for the properties to address the following points:
-	Disclose a brief geological justification for each of the exploration projects written in non-technical language.
-
Give a breakdown of the exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics, geochemistry, surface sampling, drilling, etc. for each prospect.

-	If there is a phased program planned, briefly outline all phases.
-	If there are no current detailed plans to conduct exploration on the property, disclose this prominently.
-	Disclose how the exploration program will be funded.
-	Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

Response:

We have detailed our exploration plans for the properties to include disclosure to encompass the items detailed above.  This disclosure can be found commencing on page 71 under Proposed Exploration Programs.

Critical Accounting Policies and Estimates, page 33

Comment:

25.
Please revise to include a separate discussion of your critical accounting policies and estimates under this heading, including a discussion of your accounting policy for mineral properties and your consideration of whether the discovery by your legal counsel (page 22) represents an event or change in circumstance that indicates the carrying amount of the mineral properties may not be recoverable. Also include a discussion of the possible effects on your mineral property assets in the event that you are unable to obtain the funds necessary to finalize your property option agreement (page18), including the upcoming $10 million due to be placed in trust by April 1, 2013.

Response:

We have revised to include a separate discussion of our critical accounting policies and estimates under this heading, including a discussion of our accounting policy for mineral properties and our consideration of whether the discovery by our legal counsel represents an event or change in circumstance that indicates the carrying amount of the mineral properties may not be recoverable.   This disclosure can be found commencing on page 47.

Cautionary Note to United States Investors, page35

Comment:

26.	Please provide the basis for preparing the mineral estimates in your Form 8-K in accordance with the requirements of the securities laws in effect in Canada as opposed to the United States.

Response:

The Company is a reporting issuer in both the United States and Canada due to the new Canadian requirements under Multi-Lateral Instrument 51-105.   Therefore, we tried to comply with the regulations in both the United States and Canada under this document which must also be filed with the Canadian Regulatory Authorities in Quebec for a period of at least one year from the date of the resignation of Mr. Voyer on February 25, 2013.    We have removed all content in regard to the mineral estimates that may be required in relation to the securities laws in effect in Canada. We will file supplemental information with our Canadian filings.

   Algarrrobo Property, page37

Comment:

    27.           Please disclose the following information for each of your properties:

•	The nature of your ownership or interest in the property.

•	A description of all interests in your properties, including the terms of all underlying agreements and royalties.

•	Describe the process by which mineral rights are acquired at this location and the basis and duration of your mineral rights, surface rights, mining claims or concessions.

•	Means by which mineral rights can be acquired.

•
An indication of the type of claim or concession such as placer or lode, exploration or exploitation, whether the mining claims are State or Federal mining claims, patented or unpatented claims, mining leases, or mining concessions.

•
Please include certain identifying information, such as the property names, claim numbers, grant numbers, mining concession name or number, and dates of recording and expiration that is sufficient to enable the claims to be distinguished from other claims that may exist in the area of your properties.

•
The conditions that must be met to retain your claims or leases, including quantification and timing of all necessary payments, annual maintenance fees, and disclose who is responsible for paying these fees.

•	The area of your claims, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph(b)(2) of Industry Guide 7.

Response:

We have reviewed and revised our disclosure, where applicable, to include a full discussion of the items as detailed about and to include a full discussion of the material terms of the land or mineral rights.   This disclosure can be found commencing on page 50.

Previous Operations, page 40

Comment:

28.
We note you disclose previous mining activities on your mineral properties.  Please elaborate on any surface disturbance or contamination issues found on the surface or in the groundwater due to historical mining activities.  The extent and significance of the disturbance/contamination, as well as your plans to remediate the site, should be clear.

Response:

We have included disclosure in regard to historical mining activities to denote the surface disturbance or contamination issues.  This disclosure can be found on page 60.

Present Operations, page 43

Comment:

29.
Please disclose the information required under paragraph (b) of Industry Guide 7 for all material properties listed under this heading.  For any properties identified that are not material, please include a statement to that effect, clarifying your intentions.  For each material property, include the following information:

• The location and means of access to your property, including the modes oftransportation utilized to and from the property.
• Any conditions that must be met in order to obtain or retain title to the property, whether you have surface and/or mineral rights.
• A brief description of the rock formations and mineralization of existing or potential economic significance on the property.
• A description of any work completed on the property and its present condition.
• The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment.
• A description of equipment, infrastructure, and other facilities.
• The current state of exploration of the property.
• The total costs incurred to date and all planned future costs.
• The source of power and water that can be utilized at the property.
• If applicable, provide a clear statement that the property is without known reserves and theproposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf.

Response:

We have reviewed paragraph (b) of Industry Guide 7 and we have added disclosure which we believe complies with  the information required thereunder for all material properties listed under this heading.  The disclosure can be found commencing on page 60.

Comment:

    30.              Please disclose your annual production or total production as required by Instruction 3 to
Item 102 of Regulation S-K.

Response:

We do not currently have any annual production or total production.    Any production on the Property to date has been undertaken by the Optionors.   We have therefore included disclosure to be clear that we have no production, and that such production has been undertaken by the Optionors and that we may not have complete information in regard to such production.  This disclosure can be found commencing on page 6 and throughout the document where required.

Quality Controls / QualityAssurance Undertaken on the Algarrobo Property, page 44

Comment:

31.
Detailed sampling provides the basis for the quality estimate or grade of your mineral discovery.  Please provide a brief description of your sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance / Quality Control (QA/QC) protocols you have developed for your exploration program.  These procedures would serve to inform potential investors regarding your sample collection and preparation, assay controls, sample custody, assay precision and accuracy procedures and protocols.

Response:

We have provided  a brief description of our sample collection, sample preparation, and the analytical procedures used to develop your analytical results. In addition, please disclose any Quality Assurance / Quality Control (QA/QC) protocols you have developed for your exploration program.    The disclosure can be found commencing on page 64.

Comment:

32.
We note you are subject to permitting requirements of the Federal and/or State Environmental requirements.  Please provide a short summary of the permits and/or operational plans required to perform exploration and/or mining activities on your properties.  Please fully discuss the permitting, bonding, and reclamation requirements for each phase of your exploration work including the specific permits and associated fees. In your discussion, include the specific permits that your company has obtained or will obtain to perform each phase of your exploration program.

Response:

We have provided a short summary of the permits and/or operational plans required to perform exploration and/or mining activities on our properties, this discussion can be found on page 11 and in more detail on page 51.

Security Ownership of Certain Beneficial Owners and Management, page 47

Comment:

33.
Please revise your tabular disclosure to separately provide the required information for the preferred stock and for the voting class of securities, which would also include the voting rights of the preferred stock.

Response:

We have revised our tabular disclosure to separately provide the required information for the preferred stock and for the voting class of securities, which would also include the voting rights of the preferred stock. This disclosure can be found on pages 74 and 75.

Comment:

34.
We note your disclosure on page 6 indicating that the preferred stock is convertible into shares of common stock of the company on the basis of 50 shares of common stock for each share of preferred stock.  Please provide the basis for your disclosure in footnote2 that Toucan Tropical Consulting Ltd. holds 2,640,000 shares of preferred stock convertible into 162,000,000 shares of common stock.

Response:

Our disclosure in footnote 2 was a typographical and mathematical error in the number of shares of preferred stock held by Toucan Tropical Consulting Ltd.   We have amended the disclosure to correctly state the number of shares held by Toucan Tropical Consulting Ltd. and the convertibility into common which can be found on pages 74 and 75.

Comment:

35.
Please confirm that the beneficial ownership table reflects all beneficial owners of more than 5% of each class of voting securities.  According to the disclosure on page 55, there are seven record holders of common stock and two record holders of preferred stock. Given the current disclosure in the table, it would appear that there are other individuals that are beneficial owners of more than 5% of each class of voting securities that have not been included in the table.  Please revise.

Response:

We have revised our disclosure to denote the beneficial owners of more than 5% of each class of voting securities.    The number of record holders of common stock was incorrectly disclosed on our filings and we have amended same to reflect the holders of common stock and preferred stock, this disclosure can be found on page 74 and 75 and the number of holders as at May 6, 2013 is on page 85.

Directors and Executive Officers, page 48

Comment:

36.
We note the disclosure on page 61 that Mr. Voyer resigned on February 25, 2013, and Mr. De la Torre became an officer and director on that date.  Please add disclosure regarding Mr. De la Torre in this section and revise the disclosure throughout the Form 8- K, as necessary, such as the beneficial ownership table and executive compensation.  See Item 401 of Regulation S-K.

Response:

We have added disclosure regarding Mr. De la Torre in this section and revised the disclosure throughout the Form 8- K/A, such as the beneficial ownership table and executive compensation.  This disclosure can be found on pages74, 75 and 76 and throughout the document where required.

Certain Relationships and Related Party Transactions, page 53

Comment:

37.
We note your statement that “Toucan is also the controlling shareholder of Mid Americas holding 35.6% of the total issued and outstanding share capital,” which appears to be inconsistent with statements throughout the Form 8-K that Mid Americas is now a wholly-owned subsidiary of the company.  Please revise to eliminate any inconsistent statements. In addition, please include a description in this section of Toucan’s current interest in the company.

Response:

We have reviewed and revised all disclosure in regard to Toucan and its ownership and we have eliminated any inconsistent statements.   We have included a description in this section of Toucan’s ownership.  This disclosure can be found on page 74, 75 and under Related Party on page 82.

Comment:

38.           Please provide clear disclosure of the amount paid and accrued to Mr. Voyer.

Response:

We have  provided clear disclosure of the amount paid and accrued to Mr. Voyer, this disclosure can be found on page 82.

Comment:

39.	Please disclose the accounts payable to a related party of $15,100, as reflected in the pro forma financial statements.

Response:

The $15,100 was due to Mr. Voyer, however we have revised our proformas to comply with policy and they are now as at June 30, 2012.  We have reflected in our disclosure current related party amounts owing which disclosure can be found on page 82.

Market Price of and Dividends on Common Equity and Related Stockholder Matters, page 54

Comment:

40.           Please provide all of the information required by Item 201(a)(1) of Regulation S-K.

Response:

We have provided all of the information required by Item 201(a)(1) of Regulation S-K.   This disclosure can be found on page 84.

Recent Sales of Unregistered Securities, page 56

Comment:

41.
Please provide the disclosure required by Item 701 of Regulation S-K for the past three years.  This would include all share issuances of Mid Americas, since it was incorporated less than three years ago.

Response:

We have provided the disclosure required by Item 701 of Regulation S-K for the past three years for the Company and we have also included disclosure in regard to all share issuances of Mid Americas.   This disclosure can be found on page 86.

Description of Securities, page 56

Comment:

42.
The statement that “all outstanding shares of common stock are duly authorized, validly issued, fully paid and non-assessable” is a legal conclusion that the company is unable to make.  Please attribute the statement to named counsel or remove.

Response:

We have removed the statement that that “all outstanding shares of common stock are duly authorized, validly issued, fully paid and non-assessable”.

Item 3.03 Material Modification to Rights of Security Holders, page 60

Comment:

43.	Please disclose the general effect of the issuance of preferred stock upon the rights of holders of common stock as required by Item 3.03(b) of Form 8-K.

Response:

We note on a final review of the Form 8-K/A after filing that the disclosure as required under Item 3.03(b) of Form 8-K was inadvertently left off.   We have put such disclosure in the Risk Factors which reads:

“Holders of the Preferred Stock have certain voting rights, which if voted collectively, could result in a control of any matters put before the Company’s stockholders for a vote.

We have issued a total of 5,000,000 shares of Preferred Stock.  Each share of Preferred Stock holds the right to 100 votes for each share of common stock brought before the stockholders for a vote.  Holders of the Preferred Stock have voting rights with respect to matters that generally require the approval of voting stockholders, in addition to voting rights as specifically required by Nevada law . In the event the holders of Preferred Stock vote collectively as to any matter put before a vote, such holders of Preferred Stock could control the vote.  While the holders of Preferred Stock have not advised that they intend to vote collectively on any matter, nor are we aware of any voting agreements currently in place, we cannot know with certainty that such holders of Preferred Stock will not vote collectively in the future or enter into any voting agreements.”

This disclosure can be found on page 40.

Please advise if you wish us to re-file this Amendment No. 1 to correct the missed information.

Item 5.01 Changes in Control of Registrant, page 61

Comment:

44.           Please disclose the identities of the selling stockholders as required by Item 5.01(a)(1) of Form 8-K.

Response:

We have disclosed the identities of the selling stockholders as required by Item 5.01(a)(1) of Form 8-K.   This disclosure can be found on page 91.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers, page 61

Comment:

45.
Please describe the business experience of Mr. De la Torre during the past five years, including his principal occupation and employment, the name and principal business of any corporation or other organization in which such occupations and employment were carried on, and whether such corporation or organization is a parent, subsidiary or other affiliate of the company. Please also explain the nature of the responsibility undertaken by Mr. De la Torre in prior positions. In addition, please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. De la Torre should serve as a director of the company in light of the company’s business and structure.  Refer to Item 401(e)(1) of Regulation S-K.

Response:

We have described the business experience of Mr. De la Torre during the past five years, including his principal occupation and employment, the name and principal business of any corporation or other organization in which such occupations and employment were carried on, and whether such corporation or organization is a parent, subsidiary or other affiliate of the company.  We have included an explanation of  the nature of the responsibility undertaken by Mr. De la Torre in prior positions and we have  discussed the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. De la Torre should serve as a director of the company in light of the company’s business and structure.

Exhibits

Comment:

46.	Please file an executed version of the Share Exchange Agreement in its entirety, including all material schedules. Please file Schedule A in its entirety.

Response:

We have filed an executed version of the Share Exchange Agreement in its entirety, including all material schedules and we have filed Schedule A in its entirety as Exhibit 2.1 of Form 8/K-A Amendment No. 1.

Comment:

47.              Please file an executed version of the Assignment Agreement in its entirety, including Schedule A to the Mining Option Agreement.

Response:

We have filed an executed version of the Assignment Agreement in its entirety, including Schedule A to the Mining Option Agreement as Exhibit 10.1 of Form 8/K-A Amendment No. 1.

Comment:

48.           Please file an executed version of the Consulting Agreement, Exhibit 10.5.

 Response:

We have filed an executed version of the Consulting Agreement as Exhibit 10.5 appended to our Form 8/K-A - Amendment No. 1.

Exhibit 99.1

Mid Americas Corporation Financial Statements

Report of Independent Registered Public Accounting Firm, page 2

Comment:

49.
Based on the audit report to your financial statements, it appears that Exhibit 99.2 includes both audited and unaudited financial statements of Mid Americas Corporation. Please revise to clearly label the financial statements as either audited or unaudited and also make any corresponding changes to the audit report in order to clearly identify the audited financial statements, as necessary.

Response:

We believe that your comment above is meant to reference Exhibit 99.1, and have provided audited financial statements as at both June 30, 2012 and December 31, 2012 which have now been filed independently as Exhibits 99.1 and 99.2, each with a copy of the associated audit report.

Comment:

50.
We note on page 7 that Mid Americas uses June 30 as a fiscal year end for financial reporting purposes.  Please revise to also present audited financial statements for the period ended April 23, 2012 (inception) through the fiscal year ended June 30, 2012. Refer to Rule 8-02 of Regulation S-X.  Also obtain a revised audit report that makes reference to these audited financial statements.  To the extent that you believe your annual audited financial statements can be presented as “condensed,” please explain to us the basis for your conclusion.

Response:

We have revised the filing to include audited financial statements for the period from inception (April 23, 2012) to June 30, 2012.  The statements included for this period have not been presented as “condensed”.  These statements are appended as Exhibit 99.1 to our Amendment No. 1.

Condensed Statements of Operations, page 4

Comment:

51.
Please confirm our understanding that the first column presented in your statements of operations represents the six months ended December 31, 2012 and, if so, revise to clearly indicate this in the header to the financial statements.

Response:

We confirm your understanding and have revised the first column to so indicate in the header to the financial statements.

Note 3 –  Mineral Property Agreements, page 9

Comment:

52.
We note the disclosure on page 3 of your Form 8-K that Mid Americas’ sole asset is an option agreement to acquire 75% of certain mining concessions in Chile.  Please revise to clearly describe your accounting policy for mineral property costs under the option agreement, including your policy for the consideration paid under Section 3.2 and the amounts paid for maintenance of the option under Section 3.4. In arriving at your accounting policy conclusion, also explain to us how you considered the July 27, 2012 amendment to Section 3.4 which states that “All sums paid to the Optionors under subsections (i)to (vi) of Section 3.2 of this Agreement shall be understood to be Expenditures under Section 3.4 of this Agreement and therefore shall be expressly considered as part of the Expenditures which the Optionee must incur pursuant to said Section in order to maintain in force and exercise, the Option.”

Response:

We have revised our disclosure to describe our accounting policy for mineral property costs under the option agreement, including our policy for consideration paid under Section 3.2 of the Agreement and amounts paid for maintenance of the option under Section 3.4.    Additionally, in preparing our revised disclosure we have amended the previously provided audited financial statements to record all amounts expended under section 3.2 and Section 3.4 of the Agreement as Exploration expenditures given the fact that all amounts paid as consideration for the option under Section 3.2 are considered part of the total expenditures required under Section 3.4 to keep the property option in force.

Comment:

53.
We note your risk factor disclosure on page 22 that your Chilean counsel advised you that certain of the concessions underlying your option agreement have unpaid annual license fees, and failure to cure the default could result in loss of certain of the concessions.  You also disclose a mistake in the survey process for one of the surveyed concessions, and that the concession could be at risk of being lost if the required new survey is not undertaken and re-filed. Tell us how you considered whether this discovery by your legal counsel represents an event or change in circumstances that indicates the carrying amount of the mineral properties may not be recoverable.  Also revise your footnotes to include disclosure of this discovery that could impact your rights to certain of the mining concessions under the option agreement, and discuss how these factors were considered in determining that the mineral property asset was not impaired as of December 31,2012.

Response:

We have revised the carrying amount of the mineral properties as noted in our response to comment 52 above so that all amounts expended under the Agreement are recorded as Exploration Expenditures. The Company has revised its footnotes to include the potential risks to those concessions affected as a result of the disclosure received from Chilean legal counsel, and the fact that certain of those concessions may be lost.  Additionally, we have determined that given our revisions to the financial statements for the fiscal year ended June 30, 2012 and December 31, 2012 in so far as the treatment of the payments under Sections 3.2 and 3.4 of the Agreement that no impairment is necessary.

Note 8 –  Subsequent Events, page 11

Comment:

54.
We note that Mid Americas effected a 100 for 1 stock split on January31, 2013, which increased the issued and authorized share capital from 5,000 to 5,000,000 shares and reduced the par value per share from $10 to $0.01 per share.  Please revise the financial statements to retrospectively reflect the effects of the stock split, and also update the disclosures in Exhibit 99.2 as necessary.  Alternatively, explain to us why you believe that these revisions are not required.

Response:

We have made the requested revisions to the respective financial statements to reflect the forward split retroactively.

Exhibit 99.2

Pro Forma Financial Statements

Comment:

55.
Please expand the introductory paragraph on page 1to provide a more detailed explanation of the reverse acquisition and the pro forma presentation. In this regard include a description of the share exchange agreement, clarify the legal and accounting form of the transaction and the recapitalization accounting treatment.

Response:

We have expanded the introductory paragraph on page 1 to provide a more detailed explanation of the reverse acquisition and the pro forma presentation. In this regard we include a description of the share exchange agreement, clarify the legal and accounting form of the transaction and the recapitalization accounting treatment.   This disclosure can be found in Exhibit 99.3.

Pro Forma Consolidated Balance Sheet at December 31, 2012, page2

Comment:

56.
We note that the pro forma adjustments to stockholders’ equity(deficit) do not net to zero, and it appears that the adjustments to capital stock and additional paid-in capital need to be revised in order to sum to the total pro forma amounts of $535,000 and $576,979, respectively. Please revise as necessary to reflect the issuance of 100 million common shares issued under the share exchange agreement, and 235 million total common shares issued and outstanding at closing.

Response:

We have made the revisions requested to Exhibit 99.3.

Pro Forma Consolidated Statements of Operations, page3

Comment:

57.           Please revise to provide pro forma statements of operations for the fiscal year ended June 30, 2012 and interim period ended December 31,2012, pursuant to Rule 8-05(b)(1) of Regulation S-X, or explain to us why you believe that such information is not required.

Response:

We have provided revised pro forma statements as requested as Exhibit 99.3.

Comment:

58.
Please revise your pro forma statements of operations to provide historical and pro forma loss per share date, including disclosure of the number of shares used to compute the per share data and how you determined the weighted average number of shares based on the new capital structure resulting from the share exchange.  You may refer to Rule 11-02(b)(7) of Regulation S-X for additional guidance.

Response:

We have revised the statements of operations to our pro forma statements as requested in Exhibit 99.3.

Form 10-Q for Fiscal Quarter Ended December 31, 2012

Notes to the Financial Statements, pageF-6

Note3 –  Mineral Property Agreements, page F-8

Comment:

59.
We note your disclosure that during the period of closing, the company paid certain property taxes to maintain the mining concessions subject to the option agreement, and also funded $125,000 of the $250,000 cash option payment that was due on December 1, 2012. Please confirm our understanding that these payments represent the advances related to mineral property option agreement of$239,185 (page F-10)and, if so, explain to us why you have recorded these two payments as prepaid expenses as of December 31, 2012 pursuant to the underlying option agreement. Also revise to clearly describe your accounting policy for both your mineral property costs and prepaid expenses, and describe the significant components of your prepaid expenses as of December 31, 2012.

Response:

We have revised our disclosure to clearly describe the accounting policy for mineral property costs.  Further we have reviewed the supporting documentation and revised our treatment of the amounts paid by the Company  in relation to the terms of the agreement to expense amounts advanced in accordance with Section 3.4 of the Agreement as more fully described in comment  52 above.  Further we have clarified amounts paid as of December 31, 2012 and subsequent thereto and will file an amendment for our Form 10-Q for the period ended December 31, 2012.

Comment:

60.
We note your disclosure that as of December 31, 2012, the company was in default on the remaining $125,000 payment due on December1, 2012 and that this amount was paid as of January31, 2013 to cure the default.  Please tell us whether the $125,000 that was required to be paid on December1, 2012 under the option agreement was recorded in your December 31, 2012 financial statements and, if so, tell us where it was recorded. To the extent that it was not recorded, explain to us the basis for your conclusion to not record.

Response:

We have reviewed the  treatment and revised and restated our December 31, 2012, Form 10-Q to record the $125,000 that was required to be paid on December first under the option agreement as a liability and we will file an amendment for our Form 10-Q for the period ended December 31, 2012.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust this information and the respective Form 8-K/A, Amendment No. 1 has addressed all of your comments as provided.   Please do not hesitate to contact the undersigned by email at carlosdelatorre@swingplaneventuresinc.com or corporate@swingplaneventuresinc.com.

Yours truly,

/s/ Carlos De la Torre
Carlos De la Torre
President